Exhibit 3.1

CERTIFICATE OF CHANGE

OF

GENERAL ELECTRIC COMPANY

(Under Section 805-A of the

Business Corporation Law of the State of New York)

1. The name of the corporation is General Electric Company. It was incorporated under the name General Electric Company.

2. The Certificate of Incorporation of said corporation was filed by the Department of State on April 15, 1892, following the creation of General Electric Company pursuant to a Special Act of the New York Legislature, Chapter 323, Laws of 1892, effective April 15, 1892.

3. The following was authorized by the Board of Directors:

(a)

To change the location within the State of New York, in which General Electric Company’s office is located, such that Section 4 of the Certificate of Incorporation shall read in its entirety as set forth below:

Section 4. Office

The office of the corporation is located in the City of Niskayuna, County of Schenectady, State of New York.

and

(b)

To change the post office address to which the Secretary of State shall mail a copy of process in any action or proceeding against the corporation which may be served on him or her, such that Section 7 of the Certificate of Incorporation shall read in its entirety as set forth below:

Section 7. Agent for Process

The Secretary of State of the State of New York is designated as the agent of the corporation upon whom process against it may be served, and the post office address to which the Secretary of State shall mail a copy of such process served upon him or her is General Counsel, General Electric Company, 1 Neumann Way, Evendale, OH 45215.

/s/ Brandon Smith
Brandon Smith
Vice President, Chief Corporate, Securities and Finance Counsel and
Associate Secretary

CERTIFICATE OF CHANGE OF

GENERAL ELECTRIC COMPANY

UNDER SECTION 805-A OF THE BUSINESS CORPORATION LAW

Filed	by: Brandon Smith

Vice President, Chief Corporate, Securities

& Finance Counsel and Associate Secretary

General Electric Company

One Financial Center, Suite 3700

Boston, MA 02111